Exhibit 4.15

CERTIFICATE OF TRUST

OF

AMG CAPITAL TRUST III

THIS Certificate of Trust of AMG Capital Trust III (the “Trust”) is being duly executed and filed by the undersigned to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §3801 et seq.) (the “Act”).

1.             Name.  The name of the statutory trust formed hereby is AMG Capital Trust III.

2.             Delaware Trustee.  The name and business address of the trustee of the Trust having its principal place of business in the State of Delaware are Christiana Bank & Trust Company, 1314 King Street, Wilmington, Delaware, 19801.

3.             Effective Date.  This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust in accordance with Section 3811(a) of the Act.

Christiana Bank & Trust Company, not in its individual capacity but solely as Delaware Trustee

By:	/s/ RAYE D. GOLDSBOROUGH

Name:	Raye D. Goldsborough
Title:	Assistant Vice President